
RECEIVED
MAR 2 2007
152
WASH, D.C.
SECTION


07001848

UN.
SECURITIES AND
Washin

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RBC Centura Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7852 Arboretum Drive, 2nd Floor
(No. and Street)

Charlotte (City) NC (State) 28270 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph G. Manning 704-686-1453 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

150 Fayetteville Street Mall, Suite 1800, Raleigh, NC 27601
(Address) (City) (State) (Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph G. Manning, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RBC Centura Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



BARBARA P. TRAVIS
NOTARY
PUBLIC
UNION COUNTY, N.C.

Signature

President & CFO

Title

Barbara P. Travis

Notary Public

My Commission Expires 5/22/07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 2 2007
WASH, D.C.
152
SECTION

RBC Centura Securities, Inc.

(An Indirect Wholly Owned Subsidiary of RBC Centura Banks, Inc.) 8-47036 Pursuant to SEC Rule 17a-5

Financial Statements as of and for the Year Ended December 31, 2006, Supplemental Schedules as of December 31, 2006, and Independent Auditors' Report

DCS0296791
2193300_39.DOC

RBC CENTURA SECURITIES, INC.
(An Indirect Wholly Owned Subsidiary of RBC Centura Banks, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
DECEMBER 31, 2006

RBC Centura Securities, Inc.
Table of Contents

This report contains (check all applicable boxes):

( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation included in the notes to the financial statements (Not Applicable)

(x) (l) An Oath or Affirmation

( ) (m) Copy of the SIPC Supplemental Report [filed concurrently herewith as a separate document] (Not Required)

(x) (n) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

( ) (o) Unconsolidated Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) Under the Commodity Exchange Act (Not applicable)

( ) (p) Unconsolidated Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 Under the Commodity Exchange Act (Not applicable)

( ) (q) Unconsolidated Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission (Not applicable)



Deloitte & Touche LLP
Suite 1800
150 Fayetteville Street Mall
Raleigh, NC 27601
USA

Tel: +1 919 546 8000
Fax: +1 919 833 3276
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
RBC Centura Securities, Inc.
Charlotte, North Carolina

We have audited the following financial statements of RBC Centura Securities, Inc. (the "Company") for the year ended December 31, 2006, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of RBC Centura Securities, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The following supplemental schedules of RBC Centura Securities, Inc. as of December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2007

RBC Centura Securities, Inc.
(An Indirect Wholly Owned Subsidiary of RBC Centura Banks, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS	2006
CASH AND CASH EQUIVALENTS	$8,100,519
RECEIVABLE FROM CLEARING BROKER—Net	7,709
OTHER RECEIVABLES	154,596
INVESTMENT SECURITIES—Available for sale (cost of $40,024)	63,872
PREMISES AND EQUIPMENT AT COST, Less accumulated depreciation of $505,011	71,044
OTHER ASSETS	100,000
TOTAL	$8,497,740
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES—Accounts payable and other accrued liabilities	$ 508,845
COMMITMENTS AND CONTINGENCIES (Note 8)	
SHAREHOLDER'S EQUITY:	
Common stock (no par value—100 shares authorized, issued, and outstanding) and additional paid-in capital	1,266,364
Accumulated other comprehensive income	14,430
Retained earnings	6,708,101
Total shareholder's equity	7,988,895
TOTAL	$8,497,740

See notes to financial statements.

RBC Centura Securities, Inc.
(An Indirect Wholly Owned Subsidiary of RBC Centura Banks, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

	2006
REVENUE:	
Commissions and fees	$ 2,208,217
Other	468,138
Total revenue	2,676,355
OPERATING EXPENSES:	
Management fee to RBC Centura Bank	1,580,275
Salaries and benefits	946,806
Legal expenses	355,834
Outsourced services	287,151
Clearance and service contract costs	254,160
Licensing expense	183,651
Occupancy and equipment	90,902
Software subscription fees	89,360
Travel	16,263
Supplies	12,296
Other operating expense	120,608
Total operating expenses	3,937,306
LOSS BEFORE INCOME TAXES	(1,260,951)
INCOME TAX BENEFIT	(441,000)
NET LOSS	$ (819,951)

See notes to financial statements.

RBC Centura Securities, Inc.
(An Indirect Wholly Owned Subsidiary of RBC Centura Banks, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

	2006
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (819,951)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	24,467
Deferred tax expense	(700)
Net decrease in prepaids	126,686
Net decrease in receivable from clearing broker—net	83,033
Net increase in other receivables	(80,453)
Net decrease in accounts payable and other accrued liabilities	(73,044)
Net cash used in operating activities	(739,962)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of premises and equipment, net	(4,297)
Purchases of investment securities—available for sale	(64,936)
Proceeds from sale of investment securities—available for sale	24,912
Net cash used in investing activities	(44,321)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(784,283)
CASH AND CASH EQUIVALENTS—Beginning of year	8,884,802
CASH AND CASH EQUIVALENTS—End of year	$8,100,519
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Cash paid for income taxes	$ -

See notes to financial statements.

RBC Centura Securities, Inc.
(An Indirect Wholly Owned Subsidiary of RBC Centura Banks, Inc.)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Number of Shares	Common Stock and Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder's Equity
BALANCE—December 31, 2005	100	$1,266,364	$ 7,528,052	$ -	$8,794,416
Net loss	-	-	(819,951)	-	(819,951)
Unrealized gain on available for sale securities	-	-	-	14,430	14,430
BALANCE—December 31, 2006	100	$1,266,364	$ 6,708,101	$ 14,430	$7,988,895

See notes to financial statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

RBC Centura Securities, Inc. (the "Company") is a wholly owned subsidiary of RBC Centura Bank (the "Parent"), which is a wholly owned subsidiary of RBC Centura Banks, Inc. ("RBC Centura"). RBC Centura is a wholly owned subsidiary of Royal Bank of Canada ("Royal Bank"). The Company is incorporated in the state of North Carolina, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company primarily acts as an introducing investment broker-dealer offering a wide range of investment products to retail customers. The Company executes all of its customers' transactions through a clearing broker on a fully disclosed basis. During the last quarter of 2006, RBC Centura transitioned the operations of the Company to RBC Dain Rauscher, which is also a subsidiary of Royal Bank. RBC Centura plans to sell the Company to a third party during 2007.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America.

Management Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Investments are carried at the acquisition price, which approximates fair value. Cash and cash equivalents include cash that is held in a noninterest-bearing demand deposit account of the Parent as well as investments in money market mutual funds sponsored and advised by a third party.

Premises and Equipment—Premises and equipment consist of furniture, fixtures, and equipment and are stated at cost, less accumulated depreciation. Assets are depreciated using the straight-line method over their estimated useful lives, which generally range from 5 to 15 years.

Securities Transactions and Commission and Fee Revenue—Customer securities transactions and the related commission and fee revenues and clearing expenses are recorded on a settlement date basis, which does not differ materially from a trade date basis. Revenues and expenses for customer securities transactions are recorded gross in the statement of operations.

Income Taxes—The Company accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Under SFAS No. 109, there are two components of the income tax provision, current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Balance sheet amounts of deferred taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements under accounting principles generally

accepted in the United States of America. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods. The recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, operating loss carryforwards, and tax credits will be realized.

The Company's operating results are included in the consolidated federal income tax return of RBC Centura. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and RBC Centura. State income taxes are computed on a separate company basis.

Recently Adopted Accounting Pronouncements—In May 2005, the FASB issued FASB Statement SFAS No. 154, *Accounting Changes and Error Corrections*, which replaces APB Opinion No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*. SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively to all prior-period financial statements presented, unless it is impracticable to do so. SFAS No. 154 also provides that a change in method of depreciating, amortizing, or depleting a long-lived nonfinancial asset be accounted for as a change in estimate effected by a change in accounting principle. In addition, SFAS No. 154 requires a correction of an error in previously issued financial statements to be termed a "restatement." SFAS No. 154 is effective for accounting changes and errors made in fiscal years beginning after December 15, 2005. As of January 1, 2006, the Company adopted SFAS No. 154, and it did not have a material impact on the financial statements.

3. RELATED-PARTY TRANSACTIONS

In the ordinary course of business, the Company deals with the Parent and RBC Centura. These transactions arise in the normal course of business and are summarized below. In addition, certain employees of the Company participate in employee benefit plans of RBC Centura as discussed in Note 6.

Cash and Cash Equivalents—At December 31, 2006, the Company had approximately $546,000 of cash held in a noninterest-bearing demand deposit account at the Parent.

Investment Securities—At December 31, 2006, the Company had invested approximately $64,000 in Royal Bank common stock. The Company has reported the investment securities as available for sale securities as of December 31, 2006.

RBC Centura Services—RBC Centura provides certain management and other services to the Company. In addition, certain operating costs are paid by RBC Centura and billed to the Company for reimbursement. Total charges for these services and expense reimbursements are included in the accompanying statement of operations in the form of a management fee. The management fee and expense reimbursement to RBC Centura was $1,580,275 during 2006. At December 31, 2006, the Company had approximately $10,000 due to RBC Centura for these services.

4. RECEIVABLE FROM CLEARING BROKER

Receivable from clearing broker represents amounts due for commissions and fees earned on customer transactions, net of clearance and service contract costs. These amounts arise through normal business operations and are current in nature.

The Company has entered into an agreement with a U.S. broker-dealer whereby the broker acts as the Company's U.S. clearing broker. The clearing broker executes the Company's customer transactions, extends margin credit to the Company's customers (secured by the customer's securities), clears transactions, and acts as a custodian. The Company earns commissions as an introducing broker for the

transactions of the customers. The clearing broker pays the Company a fee earned on customer margin balances and charges the Company for brokerage, clearance, exchange fees, and other service contract costs. The Company uses the clearing broker's systems to support daily operations. The risk of customers' failure to settle securities transactions is borne by the Company. The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of customers to satisfy their contractual obligations. As the clearing broker's right to charge the Company for customer failure has no maximum amount and applies to all trades executed on the Company's behalf, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company has recorded no liabilities with regard to this right. During 2006, payments made to the clearing broker related to this right were de minimis.

To mitigate credit risk, the Company has developed credit monitoring procedures and has the ability to increase required margin levels for certain customers. The Company monitors margin levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in margin levels, as appropriate. The Company has indemnified the clearing broker against certain losses, including margin losses, the clearing broker may sustain from customer accounts introduced by the Company. There were no outstanding margin balances held by the clearing broker related to the Company's customers at December 31, 2006. As the clearing broker's right to charge the Company for margin losses has no maximum amount and applies to all customer margin loans executed on the Company's behalf, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company has recorded no liabilities with regard to this right. During 2006, payments made to the clearing broker related to this right were de minimis.

5. INCOME TAXES

The components of income tax benefit for the year ended December 31, 2006, are as follows:

	2006
Current:	
Federal	$ (309,900)
State	-
Total current	(309,900)
Deferred:	
Federal	(131,100)
State	-
Total deferred	(131,100)
Income tax benefit	$ (441,000)

The income tax benefit for the year ended December 31, 2006, differs from the amount computed by applying the federal income tax rate of 35% to loss before income taxes as follows:

	Amount	Percent
Expected income tax benefit at federal rate	$ (441,300)	35.00 %
Change in income taxes resulting from nondeductible expenses	300	(0.02)
	$ (441,000)	34.90 %

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) which are included in other receivables on the statement of financial condition at December 31, 2006, are as follows:

Deferred tax asset—pension	$ 103,800
Deferred tax liabilities:	
Depreciation	(15,900)
Net unrealized gain on investment securities	(10)
Total deferred tax liabilities	(15,910)
Net deferred tax asset	$ 87,890

Recognition of deferred tax asset is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences will be realized. A valuation allowance is recorded for those deferred tax items for which it is more likely than not that realization will not occur. There were no deferred tax assets as of December 31, 2006.

6. EMPLOYEE BENEFIT PLANS

RBC Centura sponsored a noncontributory, qualified defined benefit pension plan (the "Pension Plan") covering substantially all full-time employees, including the employees of the Company. The Pension Plan was amended to cease benefit accruals effective April 30, 2001, for all participants except those who satisfy certain "grandfather" rules. As of April 30, 2001, no additional employees were to become eligible to participate in the Pension Plan. As a result of the acquisition of RBC Centura by Royal Bank, the Pension Plan was merged into the corresponding frozen pension plan of Royal Bank on December 31, 2001. Costs associated with the merged plan are allocated to the Company as if the plan continued to operate on a stand-alone basis. The Company recognized pension expense of $28,681 during 2006.

RBC Centura also sponsors a defined contribution plan (the "401(k) Plan"), covering substantially all full-time employees, including the employees of the Company. The 401(k) Plan permits eligible employees to make contributions, with the Company matching 100% of contributions up to 6% of the employee's eligible compensation. The 401(k) Plan is available for full-time employees after completion of six months of consecutive service or for part-time employees after completion of 1,000 hours of service during a consecutive 12-month period. RBC Centura allocated $32,217 in expense to the Company as its matching contribution to the 401(k) plan for 2006.

RBC Centura (through its parent Royal Bank) offers a performance deferred share plan to certain key employees, including employees of the Company, all of which vest at the end of three years. A portion of the award can be increased or decreased by 50% depending on Royal Bank's total shareholder return compared to a defined peer group of North American financial institutions. The Company recognized long-term incentive expense of $41,185 for this plan during 2006.

In addition to providing benefits, RBC Centura provides health care and life insurance benefits for active and retired employees. Substantially all of RBC Centura's employees may become eligible for postretirement benefits if they reach early retirement age while employed by the Company and they have the required number of years of service. Under RBC Centura's current plan, eligible retirees are entitled to a fixed-dollar amount for each year of service. Additionally, certain current retirees are eligible for different benefits attributable to prior plans. The Company had approximately four covered employees, including participating part-time employees, at December 31, 2006. RBC Centura allocated $49,634 in health care and life insurance expense to the Company for the year ended December 31, 2006.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosure About Fair Value of Financial Instruments*, requires the disclosure of estimated fair values for financial instruments. The Company's financial instruments are short-term financial instruments with carrying amounts which approximate fair value. These financial instruments generally expose the Company to limited credit risk and are short-term in nature.

8. COMMITMENTS AND CONTINGENCIES

As discussed more fully in Note 4, the Company's clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete securities transactions. Additionally, the Company indemnifies the clearing broker for losses on margin accounts of the Company's customers held by the clearing broker.

Various legal proceedings against the Company have arisen from time to time in the normal course of business. The Company believes liabilities arising from these proceedings, if any, will have no material adverse effect on the financial position or results of operations of the Company.

9. CREDIT RISK

In the normal course of business, the Company's customer and clearing activities involve the execution, settlement, and financing of various customer securities transactions that settle in accordance with industry practice, which for most securities is currently three business days after trade date. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the customer or issuer of the instrument held as collateral.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2006, the Company had net capital of $7,612,109, which was $7,362,109 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1.

* * * * * *

SCHEDULE I

RBC CENTURA SECURITIES, INC.
(An Indirect Wholly Owned Subsidiary of RBC Centura Banks, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL:	
Total shareholder's equity	$7,988,895
Less deductions and/or charges—nonallowable assets:	
Premises and equipment at cost—less accumulated depreciation	71,044
Other receivables	154,596
Net capital before haircuts on securities and cash equivalents	7,763,255
Haircuts on securities and cash equivalents—money market funds	151,146
NET CAPITAL	$7,612,109
TOTAL AGGREGATE INDEBTEDNESS FROM STATEMENT OF FINANCIAL CONDITION	$ 552,745
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
1. Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 36,850
2. Minimum net capital of broker-dealer	$ 250,000
Net capital requirement (greater of 1. or 2.)	$ 250,000
Excess net capital (net capital less net capital requirement)	$7,362,109
Percentage of aggregate indebtedness to net capital	7 %

There are no material differences between the Company's computation of net capital as filed on FOCUS Report Form X-17A-5 as of December 31, 2006, and this computation.

SCHEDULE II

RBC CENTURA SECURITIES, INC.
(An Indirect Wholly Owned Subsidiary of RBC Centura Banks, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under the exemptive provisions in paragraph (k)(2)(ii) of that rule.

Deloitte

Deloitte & Touche LLP
Suite 1800
150 Fayetteville Street Mall
Raleigh, NC 27601
USA

Tel: +1 919 546 8000
Fax: +1 919 833 3276
www.deloitte.com

February 26, 2007

RBC Centura Securities, Inc.
Charlotte, North Carolina

In planning and performing our audit of the financial statements of RBC Centura Securities, Inc. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 26, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

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